August 17, 2005

Room 4561

Mr. Charles E. Ramey
Chairman and CEO
US Dataworks, Inc.
5301 Hollister Road, Suite 250
Houston, TX 77040

	Re:	US Dataworks, Inc.
		Registration Statement on Form S-3
		Filed July 28, 2005
		File No. 333-126984

Dear Mr. Ramey:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Registration Statement on Form S-3

General

1. We note that you filed an Item 3.02 Form 8-K on July 21, 2005, more than a month after the date of the event being reported. As Form 8-K requires that Item 3.02 events be reported within four business days, and as Form S-3 requires that a company must have timely filed all reports required to be filed during the twelve calendar months preceding the filing of the registration statement, please explain why you believe you were eligible to use Form S-3 at the time you filed your registration statement.

Where You Can Find More Information, page 2

2. Please update this section to reflect the filing of your Form
10-
QSB for the quarter ended June 30, 2005 and to include your Form
8-K
filed June 22, 2005. Additionally, ensure that this section is updated to include any filings that are made prior to effectiveness and are required to be incorporated by reference. See H.69 of the July 1997 CF Manual of Publicly Available Telephone Interpretations.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Sara Kalin at (202) 551-3454. If you need further assistance, you may contact me at (202) 551-3730.

								Sincerely,


								Mark P. Shuman
								Branch Chief-Legal

cc:	Via Facsimile (713) 223-3717
	Mr. David F. Taylor, Esq.
	Locke Liddell & Sapp LLP
	Telephone: (713) 226-1200


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Mr. Charles Ramey
US Dataworks, Inc.
August 17, 2005
Page 1